

SEC[illegible] MMISSION

10035637

SEC Mail Processing Section

MAR 01 2010

Washington, DC 110

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- ~~[illegible]~~ 67612

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING DECEMBER 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CLARKESON RESEARCH INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Townsend Square
Oyster Bay, NY 11771

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Gutilla, P.C.
(Name - *if individual, state last, first, middle name*)

Park 80 West, Plaza One	**Saddle Brook**	**NJ**	**07663**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP 3/19/2010

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Clarkeson Research Inc.** as of **DECEMBER 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**

State of New York.
County of Erie
Subscribed and Sworn to before me
this 26 day of February
Bridget Dobrzenski
Notary Public

Signature

BRIDGET DOBRZENSKI
No 01DO6214632
Notary Public, State of New York
Qualified in Erie County
My Commission Expires Dec. 14. 2013

Financial & Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clarkeson Research, Inc.

Financial Statements

With

Independent Auditors' Reports

For the Year Ended December 31, 2009

CLARKESON RESEARCH, INC.
DECEMBER 31, 2009

TABLE OF CONTENTS

RMS B&G ROTENBERG MERIL SOLOMON
BERTIGER & GUTTILLA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
Saddle Brook, NJ 07663

Tel 201-487-8383
Fax 201-490-2080

Email cpas@rmsbg.com
Website www.rmsbg.com

Other offices:
Woodbridge, NJ
New York, NY

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Clarkeson Research, Inc.:

We have audited the accompanying statement of financial condition of Clarkeson Research, Inc. (an S corporation), as of December 31, 2009, and the related statements of operations and changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clarkeson Research, Inc. as of December 31, 2009, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, New Jersey
February 24, 2010

CLARKESON RESEARCH, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

ASSETS

ASSETS:	
Cash	$ 296,809
Prepaid and deposits	874
TOTAL ASSETS	**$ 297,683**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to Parent	$ 8,650
Accrued expenses and accounts payable	2,500
TOTAL LIABILITIES	**11,150**
STOCKHOLDER'S EQUITY	
Common stock (100 shares authorized; 100 shares issued and outstanding; $1 par value)	100
Additional paid-in capital	519,500
Accumulated Deficit	(233,067)
TOTAL STOCKHOLDER'S EQUITY	**286,533**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 297,683**

See Accompanying Notes to Financial Statements

CLARKESON RESEARCH, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Interest income	$ -
TOTAL REVENUES	-
EXPENSES:	
Consulting and professional fees	52,320
Rent	5,510
Regulatory expenses	5,511
Custodian fees	709
Other expenses	15,768
TOTAL EXPENSES	79,818
NET LOSS	$ (79,818)

See Accompanying Notes to Financial Statements

CLARKESON RESEARCH, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock				
	Number of Shares Outstanding	Amount	Paid-In Capital	Accumulated Deficit	Total
Balance - January 1, 2009	100	$ 100	$ 181,400	$ (153,249)	$ 28,251
Capital contributed by Parent	-	-	338,100	-	338,100
Net loss for the year	-	-	-	(79,818)	(79,818)
Balance - December 31, 2009	100	$ 100	$ 519,500	$ (233,067)	$ 286,533

See Accompanying Notes to Financial Statements

CLARKESON RESEARCH, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (79,818)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in:	
Prepaid expenses	365
Increase (decrease) in:	
Due to Parent	2,650
Accounts payable and accrued expenses	(10,075)
Receivable from broker, net	13,452
Net cash used in operating activities	(73,426)
CASH FLOWS FROM FINANCING ACTIVITY	
Capital contribution	338,100
Net cash provided by financing activities	338,100
NET INCREASE IN CASH	264,674
CASH, BEGINNING OF YEAR	32,135
CASH, END OF YEAR	$ 296,809

See Accompanying Notes to Financial Statements

CLARKESON RESEARCH, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

NOTE 1 – BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Business

On August 19, 2009 a shares purchase agreement was entered into between Bellatore, LLC and Clarkeson Research Group Inc. (the "Parent"). Bellatore LLC owned 100% of the stock of Bellatore Securities, Inc. a registered broker-dealer pursuant to section 15 of the Securities Exchange Act of 1934. Bellatore Securities applied for a change of control with the Financial Industry Regulatory Authority ("FINRA") which was approved on October 1, 2009. In September a Board resolution was adopted under the laws of the State of Delaware and Bellatore Securities, Inc. changed its name to Clarkeson Research Inc. (the "Company"). The Company is a whole owned subsidiary of Clarkeson Research Group, Inc ("Parent") and remains a registered broker dealer. It is authorized to engage in transactions in listed and over-the-counter corporate equities securities, corporate debt securities, mutual funds, government securities and municipal securities. The Company can introduce its accounts on a fully-disclosed basis. No business of this kind was conducted during 2009.

The Company is exempt from rule 15c3-3 of the SEC under paragraph (k) (2) (ii) of that rule.

The Company has evaluated subsequent events through February 24, 2010, which is the date the financial statements were available to be issued.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk. The Company reduces its exposure to credit risk by maintaining its cash deposits in insured accounts with its broker.

Revenue Recognition

Revenues from placement services are recognized when the transaction closes and realization is assured.

NOTE 1 – BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes

The Company, with the consent of its Parent, has elected under the Internal Revenue Code to be an S corporation. As an S corporation, the Company is not liable for federal income tax. Instead, the taxable income or loss is allocated and taxable to the Parent. Accordingly, no provision for federal income tax has been reflected in the accompanying financial statements. The Company files income tax returns in various states, some of which an S corporation election has not been made. Accordingly, the Company may be liable for state income taxes. Deferred state income taxes are not provided for on temporary differences as such amounts are not material.

On January 1, 2009, the Company adopted the provisions of ASC Topic 740-10-05, "Accounting for Uncertainty of Income Taxes" ("ASC 740"), related to the accounting for the uncertainty of income taxes. The adoption of ASC 740 did not have an effect on the Company's financial position or results of operations on January 1, 2009 as the Company did not have any unrecognized tax benefits. The Company also evaluated its tax positions as of December 31, 2009 and reached the same conclusion.

NOTE 2 –RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

Adoption of Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued FASB ASC 105-10, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" (formerly SFAS No. 168). FASB ASC 105-10 replaces SFAS 162, "The Hierarchy of Generally Accepted Accounting Principles" and establishes the FASB Accounting Standards Codification ("Codification") as the source of authoritative accounting principles ("GAAP") recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with U.S. GAAP. The codification became the exclusive authoritative reference at September 30, 2009. Updates to the Codification Standards are issued as Accounting Standards Updates ("ASU's") by the FASB. The adoption of the Codification did not impact the financial statements of the Company except for references made to authoritative accounting literature in the notes.

NOTE 3 – RELATED PARTY TRANSACTIONS:

The Company shares office space with its Parent for which it is charged its share of operational expenses on a monthly basis. For the year ended December 31, 2009, rental and operational expenses amounted to $5,510 and $5,700, respectively. In addition, at December 31, 2009, the Company owed its parent $8,650.

NOTE 4 – STOCKHOLDER'S EQUITY

For the year ended December 31, 2009, the Parent made contributions to capital of $338,100.

NOTE 5 – NET CAPITAL REQUIREMENT:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $285,659, which was $280,659 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1.

CLARKESON RESEARCH, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Net Capital:	
Total stockholder's equity	$ 286,533
Total capital qualified for Net Capital	286,533
Deductions and/or charges	
Nonallowable assets from statement of financial position	
Prepaids and deposits	874
Total non-allowable assets	874
Net capital before haircuts	285,659
Haircuts	-
Net Capital	$ 285,659
Aggregate indebtedness	
Total Liabilities from statement of financial position	$ 11,150
Minimum net capital required computed on the basis of 6-2/3% of aggregate indebtedness	$ 743
Computation of alternative net capital requirement	
Minimum net capital requirement of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater	$ 5,000
Excess net capital	$ 280,659
Ratio of aggregate indebtedness to net capital	0.04

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2009 Part IIA FOCUS filing.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

RMS B&G ROTENBERG MERIL SOLOMON BERTIGER & GUTTILLA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
Saddle Brook, NJ 07663

Tel 201-487-8383
Fax 201-490-2080

Email cpas@rmsbg.com
Website www.rmsbg.com

Other offices:
Woodbridge, NJ
New York, NY

**INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL**

To the Board of Directors
Clarkeson Research, Inc.

In planning and performing our audit of the financial statements of Clarkeson Research, Inc. (the "Company"), a wholly-owned subsidiary of Clarkeson Research Group, Inc., as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL (CONTINUED)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, New Jersey
February 24, 2010